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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

  NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

654407105
(CUSIP Number)

Initial Public Offering — December 3, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: |_| Rule 13d-1(b) |_| Rule 13d-1(c) |X| Rule 13d-1(d)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Min Dong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_| (b) |_| Not applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization The People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 17,325,421 ordinary shares
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 17,325,421 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,247,818 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |X|

Min Dong disclaims beneficial ownership of 15,077,603 ordinary shares held by Jitter Bug Holdings Limited ("Jitter Bug"), which she does not directly or indirectly own and are attributed to her beneficial ownership through her directorship of Jitter Bug.
11.	Percent of Class Represented by Amount in Row (9) 6.5%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

                  (a)     Name of Issuer:

                            Ninetowns Digital World Trade Holdings Limited

                  (b)     Address of Issuer’s Principal Executive Offices

                            5th Floor, Union Plaza
                            20 Chaowai Street, Chaoyang District
                            Beijing 100020, People’s Republic of China

Item 2.

                  (a)     Name of Person Filing

                            Min Dong

                  (b)     Address of Principal Business Office or, if none, Residence

                            c/o Ninetowns Digital World Trade Holdings Limited
                            5th Floor, Union Plaza
                            20 Chaowai Street, Chaoyang District
                            Beijing 100020, People’s Republic of China

                  (c)     Citizenship

                            The People's Republic of China

                  (d)     Title of Class of Securities

                            Ordinary Shares

                  (e)     CUSIP Number

                            654407105

Item 3.     Not applicable

Item 4.     Ownership

                  (a)      Amount beneficially owned:

                            2,247,818 ordinary shares

                  (b)      Percent of class:

                            6.5%

                  (c)      Number of shares as to which the person has:

                            (i)        Sole power to vote or to direct the vote:

                                         None

                            (ii)        Shared power to vote or to direct the vote:

                                         17,325,421 ordinary shares

                            (iii)        Sole power to dispose or to direct the disposition of :

                                         None

                            (iv)        Shared power to dispose or to direct the disposition of :

                                         17,325,421 ordinary shares

                            Value Chain International Limited ("Value Chain") owns 2,002,312 ordinary shares of the Issuer. Ms. Dong and Mr. Shuang Wang are husband and wife and together beneficially own Value Chain's 2,002,312 ordinary shares of the Issuer through their 100.0% ownership of Value Chain.

                            In addition, Ms. Dong and Mr. Wang also directly beneficially own 245,506 ordinary shares (70,592 ordinary shares by Ms. Dong and 174,914 ordinary shares by Mr. Wang).

                            Ms. Dong is also attributed the beneficial ownership of 15,077,603 ordinary shares for her directorship of Jitter Bug, but Ms. Dong disclaims beneficial ownership of such ordinary shares held by Jitter Bug.

Item 5.     Ownership of Five Percent or Less of a Class

                  Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being
                 Reported on By the Parent Holding Company or Control Person

                  Not applicable

Item 8.     Identification and Classification of Members of the Group

                  Not applicable

Item 9.     Notice of Dissolution of Group

                  Not applicable

Item 10.   Certification

                  Not applicable

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Date  February 8, 2005

Signature:	/s/ Min Dong Min Dong